Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

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OR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

GENCO CLOSES TWO TRANCHES OF $4.5 MILLION PLACEMENT

February 26, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) has completed the first two tranches of its Private Placement of up to 12,500,000 units by issuing 7,928,290 units at a price of CAD $0.36 per unit for proceeds of CAD $2,854,184. Each unit consisted of one common share and one-half of a transferable warrant to purchase a further common share for CAD $0.45 for a period of two years from each closing date.

One of Genco’s Directors purchased 1,000,000 units in the second tranche of the placement and completed a gypsy swap in connection with the placement of 4,150,290 units to another placee. In the gypsy swap, the Director loaned 4,150,290 shares to the placee, and an equal number of shares were pledged to the Director as security. There was no compensation to the Director for making the share loan, and the subscriber surrendered to Genco 1,037,573 warrants (one-half of the warrants they acquired in the units purchased from Genco) in connection with the gypsy swap.

Genco’s Agent has been paid a fee of 8% of the proceeds from the Private Placement and issued 400,000 warrants exercisable on the same terms comprising the units.

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco recently completed a Feasibility Study, which evaluated a ten-fold expansion of existing mining operations at La Guitarra Mine to 3,000 tonnes per day.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: (604) 682-2205 ext. 227
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.